SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-29014

                           NOTIFICATION OF LATE FILING

   (Check One):  [ ] Form 10-K   [ ] Form 11-K    [ ] Form 20-F   [X] Form 10-Q
[ ]  Form N-SAR
     For Period Ended:   September 30, 1997
[ ]  Transition Report of Form 10-K         [ ]  Transition Report of Form 10-Q
[ ]  Transition Report of Form 20-F         [ ]  Transition Report of Form N-SAR
[ ]  Transition Report of Form 11-K
     For the Transition Period Ended:__________________________________________

  Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    TearDrop Golf Company

Former name if applicable

Address of principal executive office (Street and number)  1080 Lousons Road

City, State and Zip Code    Union, New Jersey 07083

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 [X]      (a)  The reasons  described  in  reasonable  detail in Part II of this form could not be eliminated without unreasonable effort or expense;

 [X]      (b)  The subject annual report,  semi-annual report, transition report on Form 10-K,  20-F,  11-K or form N-SAR, or portion thereof will be  filing on or  before  the 15th  calendar  day  following  the
               prescribed  due  date;  or  the  subject   quarterly   report  or
               transition report on Form 10-Q, or portion thereof will be filing on or before the fifth calendar day following the prescribed due date; and

 [ ]      (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On November 10, 1997, the Registrant consummated its acquisition of substantially all of the assets of Tommy Armour Golf Company, a Delaware corporation. As a result of this transaction and other matters, the Registrant needed additional time to compile all of the information that is required to complete its report on Form 10-QSB by November 14, 1997 without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

           Joseph Cioni                               908          688-4445
              (Name)                              (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [X]  Yes    [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                                                         [ ]  Yes    [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              TearDrop Golf Company
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be singed on its behalf by the undersigned thereunto duly authorized.


Date  November 14, 1997          By  /s/ Joseph Cioni
                                    -------------------------------------------
                                    Joseph Cioni, Vice President of Finance and
                                               Chief Financial Officer

         Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatement or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the act. The information contained in or filed with the form will be made a matter of the public recording the Commission files.

     3. A manually signed copy of the form and amendments there to shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic files unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.